Exhibit 99.3

BW LPG Limited Interim Financial Report (Unaudited) Q3 2024 and YTD September 2024 Interim Financial Report Q3 2024 (unaudited)

BW LPG Limited Interim Financial Report (Unaudited) Q3 2024 and YTD September 2024 2 FORWARD-LOOKING STATEMENTS Matters discussed in this unaudited interim financial report may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This unaudited interim financial report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding BW LPG’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates. Prospective investors in BW LPG are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this unaudited interim financial report. BW LPG cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur. By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to: • general economic, political and business conditions; • general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs; • changes in demand in the LPG shipping industry; • any adverse developments in the maritime LPG transportation business; • changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations; • failure in the management of climate and environmental risks and delivery and performance of • management environmental objectives; • changes in competition rules and regulations for the shipping industry; • failure to manage disruptions, including due to climate change, abnormal weather conditions, • pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems; • failure to implement the Group’s business strategy or manage the Group’s growth; • damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical • failures, wars or other circumstances and events; • failure to obtain new customers or the loss of any existing major customers; • failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s • vessels’ maintenance; • failure to attract and retain key management personnel, technically skilled officers and other • employees; • default by third parties with whom the Group has entered into chartered-in arrangements; • failure of the Group’s third-party technical managers or other counterparties to meet their obligations; • the ageing of the Group’s fleet which could result in increased operating costs;

BW LPG Limited Interim Financial Report (Unaudited) Q3 2024 and YTD September 2024 3 FORWARD-LOOKING STATEMENTS (continued) • delays in deliveries of or cost overruns in relation to newbuilds (if any); • failure to integrate assets or businesses acquired from third parties; • failure to identify or take advantage of arbitrage opportunities, effectively implement the Products • Services division’s hedging strategy and source LPG from third-party suppliers; • loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the • Group’s tax payments; • the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions • and other general corporate activities, the terms of such financing and the Group’s ability to • comply with the restrictions and other covenants set forth in the Group’s existing and future debt • agreements and financing arrangements; Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. Key Information – 3.D. Risk Factors” of BW LPG’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 8 April 2024.

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

SELECTED KEY FINANCIAL INFORMATION

Statement of Comprehensive Income	Q3 2024 US$ million	Q3 2023 US$ million	Increase/ (Decrease) %	YTD September 2024 US$ million	YTD September 2023 US$ million	Increase/ (Decrease) %
Profit after tax	**120.5**	122.3	(1)	**355.1**	331.2	7
Profit attributable to equity holders of the Company	**104.7**	113.0	(7)	**323.4**	318.5	2
TCE income - Shipping[1]	**145.5**	195.4	(26)	**480.6**	562.8	(15)
Gross profit/(loss) - Product Services[1]	**71.7**	14.9	N.M	**129.4**	(6.2)	N.M
(US$ per share)						
Basic and diluted EPS[2]	**0.79**	0.85	(7)	**2.44**	2.39	2
Dividend per share	**0.42**	0.80	(48)	**2.00**	2.56	(22)
Balance Sheet				**30 September 2024 US$ million**	31 December 2023 US$ million	Increase/ (Decrease) %
Cash and cash equivalents				**313.5**	287.5	9
Total assets				**2,531.0**	2,520.5	-
Total liabilities				**893.7**	934.3	(4)
Total shareholders' equity				**1,637.3**	1,586.2	3
Cash flow	**Q3 2024 US$ million**	Q3 2023 US$ million	Increase/ (Decrease) %	**YTD September 2024 US$ million**	YTD September 2023 US$ million	Increase/ (Decrease) %
Net cash from operating activities	**54.5**	77.1	(29)	**512.9**	350.8	46
Capital expenditure	**(82.0)**	(2.3)	N.M	**(18.7)**	88.9	N.M
Adjusted free cash flow[3]	**(27.5)**	74.8	N.M	**494.2**	439.7	12
Financial Ratios	**Q3 2024 %**	Q3 2023 %	Increase/ (Decrease) %	**30 September 2024 %**	30 September 2023 %	Increase/ (Decrease) %
ROE[4] (annualised)	**29.8**	31.0	(4)	**29.4**	28.0	5
ROCE[5] (annualised)	**25.9**	22.9	13	**23.4**	20.6	14
Net leverage ratio[6]	**21.3**	21.6	(1)	**21.3**	21.6	(1)
Other Information				**30 September 2024**	31 December 2023	Increase/ (Decrease) %
Shares – end of period (shares)				**140,000,000**	140,000,000	-
Treasury shares – end of period (shares)				**7,743,557**	8,926,105	(13)
Share price (NOK)				**150.5**	151.3	(1)
Market cap (NOK million)				**21,070.0**	21,182.0	(1)
Market cap (USD million)				**2,006.1**	2,076.2	(3)

[1] TCE income and gross profit/(loss) reflect the Shipping and Product Services segments' performance, respectively.

[2] Basic and diluted EPS (earnings per share) is computed based on Q3 2024: 132.7 million (YTD Q3 2024: 132.1 million) shares, the weighted average number of shares outstanding less treasury shares during the period.

[3] Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus cash outflows for deposit for vessel acquisition held in escrow, additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels. See page 18 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.

[4] ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders' equity, calculated as the average of the opening and closing balance for the period.

[5] ROCE (return on capital employed) is a non-IFRS measure and is computed, with respect to a particular period, as the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders' equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 19 for a reconciliation of ROCE to the nearest IFRS measure.

[6] Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders' equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

4

BW LPG Limited Interim Financial Report (Unaudited) Q3 2024 1 TCE income – Shipping per available and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total), respectively. See pages 17 and 18 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure. 2 Shipping profit attributable to equity holders is calculated as profit attributable to equity holders of BW LPG, minus BW LPG’s share of BW LPG Product Services Pte. Ltd.’s net profit/(loss) after tax. See page 16. HIGHLIGHTS AND SUBSEQUENT EVENTS – Q3 2024 • Q3 2024 profit attributable to equity holders of the Company ended at US$104.7 million or an earnings per share of US$0.79 or NOK8.30. • TCE income – Shipping Q3 2024 concluded at US$46,820 per available day1 and US$46,520 per calendar day (total)1 .. • Entered into agreements to acquire 12 modern VLGCs from Avance Gas Holdings Ltd. (“Avance Gas”) for a total consideration of US$1,050.0 million, which will be partially funded through the issuance of 19.282 million new BW LPG shares to Avance Gas. - Deposit of US$82.2 million paid into escrow during the quarter - Delivery of the Avance Gas vessels commenced 1 November and a total of nine ships are expected to be delivered before last trading date 11 December 2024 - The nine ships represent a share issuance of 14.6 million shares, increasing the total shares outstanding eligible for Q3 dividend from 132 million to 146.4 million. When all twelve ships are delivered, total shares outstanding will amount to 152.7 million • Exercised the purchase option for BW Kizoku for a consideration of US$69.8 million with an estimated delivery in January 2025. • The Company declared a Q3 2024 cash dividend of US$0.42 per share, which translates to a 53% and 100% payout ratio as a percentage of total profit attributable to equity holders and shipping profit2 attributable to equity holders for the quarter respectively. • The Company signed a new seven-year US$460 million Revolving Credit Facility at a competitive margin in November 2024 and voluntarily prepaid as well as cancelled the US$400 million facility in October 2024. • Entered into an agreement to sell BW Cedar in November 2024 with an estimated delivery in Q1 2025. The sale is priced at approximately US$65.0 million and is expected to generate a net book gain of approximately US$33.0 million. PERFORMANCE REVIEW – Q3 2024 and YTD September 2024 Q3 2024 Profit after tax was US$120.5 million for Q3 2024 (Q3 2023: US$122.3 million). The decrease in profit after tax can be attributed to higher income tax expense of US$18.0 million, which is partially offset by an increase in operating profit of US$11.0 million, and a decrease in net finance expenses of US$5.1 million. Time Charter Equivalent (“TCE”) income for the Shipping segment was US$145.5 million for Q3 2024 (Q3 2023: US$195.4 million), US$49.9 million lower than Q3 2023 mainly due to LPG spot rate reduction of 35% to US$47,940 per day, partially offset by higher time charter revenue from increased coverage and slightly higher rates. IFRS 15 adjustment was a positive US$6.4 million to TCE income for Q3 2024 (Q3 2023: negative US$23.6 million), as spot voyages that straddle the quarter-end are accounted for on a load-to-discharge basis. Our India subsidiary continues to contribute stable TCE income of US$32.9 million for Q3 2024 (Q3 2023: US$32.3 million) mainly from fixed rate time charters.

BW LPG Limited Interim Financial Report (Unaudited) Q3 2024 and YTD September 2024 6 PERFORMANCE REVIEW – Q3 2024 and YTD September 2024 (continued) Q3 2024 (continued) Product Services achieved a US$71.7 million gross profit for Q3 2024 (Q3 2023: gross profit of US$14.8 million. The increase of US$56.8 million was mainly due to an increase of US$108.4 million in unrealised MTM gains on the open cargo positions, partially offset by a decrease in realised positions of US$51.5 million. Product Services recorded a net profit after tax of US$58.5 million for Q3 2024, after netting off other expenses, which includes primarily income tax of US$14.0 million. This net profit does not have an immediate impact on the Company’s dividend distribution for Q3 2024, as pursuant to the Company’s dividend policy distributions are generally based on the performance of the Shipping segment (although may be adjusted based on, among other things, the amount of dividends distributed by Product Services to the Company). YTD September 2024 Profit after tax was US$355.1 million for YTD September 2024 (YTD September 2023: US$331.2 million). The increase in profit after tax is mainly due to an increase in operating profit of US$39.3 million, and lower net finance expenses of US$11.4 million, which partially offset by higher income tax expense of US$26.7 million. TCE income – Shipping was US$480.6 million for YTD September 2024 (YTD September 2023: US$562.8 million). The decrease of US$82.1 million was mainly due to lower LPG spot rates of US$56,990 per day and lower available fleet days, which decreased by 16% and 5% respectively when compared with the same period in 2023. IFRS 15 adjustment was a positive US$32.9 million to TCE income for YTD September 2024 (YTD September 2023: negative US$8.6 million), where spot voyages that straddle the quarter-end are accounted for on a load-to-discharge basis. Our India subsidiary continues to contribute stable TCE income of US$92.2 million for YTD September 2024 of which approximately 80% are from fixed rate time charters. Product Services reported a US$129.4 million gross profit for YTD September 2024 (YTD September 2023: gross loss of US$6.2 million. The increase of US$135.6 million includes unrealised MTM gains on the open cargo position of US$142.8 million and lower realised positions of US$7.2 million. Net of general and administrative expenses of US$12.4 million and income tax expense of US$21.8 million, Product Services recorded a net profit after tax of US$95.3 million for YTD September 2024. BALANCE SHEET As of 30 September 2024, BW LPG controls a fleet of 41 VLGCs, including eight vessels which are owned and operated by our subsidiary operating in India. Total assets amounted to US$2,531.0million (31 December 2023: US$2,520.5 million), of which US$1,382.4 million (31 December 2023: US$1,457.1 million) represented the carrying value of the vessels (including dry docking), and US$218.2 million (31 December 2023: US$151.8 million) represented the carrying value of right-of-use assets (vessels). Inventories as at 30 September 2024 decreased to US$114.5 million as compared to US$188.6 million largely due to the decrease in numbers of LPG cargoes traded in transit. Cash and cash equivalents amounted to US$313.5 million as at 30 September 2024 (31 December 2023: US$287.5 million). Cash flow from operating activities generated a net cash surplus of US$513.4 million for aYTD September 2024 (YTD September 2023: US$350.8 million), of which a positive net cash inflow of US$9.2 million (YTD September 2023: net cash outflow of US$118.7 million) related to changes in working capital. Investing activities amounted to a net cash outflow of US$27.8 million for YTD September 2024 (YTD September 2023: US$100.3 million) which were mainly due to the deposit of US$82.2 million into escrow for the acquisition of vessels, a US$30.2 million investment for a minority stake in Confidence Petroleum India Limited, but partially offset by proceeds from sale of one vessel in Q1 2024. The cash generated was used to repay bank borrowings, interest on bank borrowings and dividend payments. Net leverage ratio increased from 20.5% as at 31 December 2023, to 21.4% as at 30 September 2024 mainly due to increase in short term Product Services trade finance lines drawn, increase in lease liabilities from new and extended time charter-in agreements as at 30 September 2024, offset partially by repayment of term loan.

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Q3 2024 US$'000	Q3 2023 US$'000	YTD September 2024 US$'000	YTD September 2023 US$'000
Revenue - Shipping	220,419	308,745	778,867	887,794
Revenue - Product Services	584,602	404,710	1,941,134	1,177,737
Cost of cargo and delivery expenses - Product Services	(495,581)	(342,712)	(1,776,415)	(1,069,012)
Voyage expenses - Shipping	(83,623)	(143,833)	(309,934)	(388,982)
Vessel operating expenses	(20,286)	(19,968)	(62,869)	(64,528)
Time charter contracts (non-lease components)	(4,925)	(4,771)	(14,589)	(15,784)
General and administrative expenses	(10,864)	(10,801)	(45,460)	(32,877)
Charter hire expenses	-	(7,411)	(2,214)	(24,120)
Fair value (loss)/gain from equity financial asset	-	-	1,326	-
Finance lease income	235	60	432	238
Other operating income/(expense) - net	(1,414)	(101)	949	(2,838)
Depreciation	(49,184)	(55,057)	(144,701)	(163,111)
Amortisation of intangible assets	(212)	(205)	(631)	(556)
Gain on derecognition of right-of-use assets (vessels)	-	-	-	319
Gain on disposal of assets held-for-sale	-	(497)	20,391	42,702
Operating profit	139,167	128,159	386,286	346,982
Foreign currency exchange gain/(loss) - net	1,028	113	(496)	919
Interest income	3,153	2,897	12,379	7,665
Interest expense	(4,132)	(8,095)	(13,043)	(21,440)
Other finance expenses	(646)	(648)	(2,009)	(1,668)
Finance income/(expenses) – net	(597)	(5,733)	(3,169)	(14,524)
Profit before tax	138,570	122,426	383,117	332,458
Income tax expense	(18,105)	(107)	(27,979)	(1,245)
Profit after tax	120,465	122,319	355,138	331,213
Other comprehensive (loss)/income:				
Items that will not be reclassified to profit or loss:				
Equity investments at FVOCI				
- fair value loss	1,330	-	(1,070)	-
Items that may be reclassified subsequently to profit or loss:				
Cash flow hedges				
- fair value (loss)/gain	3,699	(29,945)	56,027	(69,663)
- reclassification to profit or loss	(7,655)	11,551	(10,960)	23,099
Currency translation reserve	952	(4,718)	517	(755)
Other comprehensive (loss)/income, net of tax	(1,674)	(23,112)	44,514	(47,319)
Total comprehensive income	118,791	99,207	399,652	283,894
Profit attributable to:				
Equity holders of the Company	104,675	112,974	323,429	318,484
Non-controlling interests	15,790	9,345	31,709	12,729
	120,465	122,319	355,138	331,213
Total comprehensive income:				
Equity holders of the Company	102,847	92,047	367,854	271,710
Non-controlling interests	15,944	7,160	31,798	12,184
	118,791	99,207	399,652	283,894
Earnings per share attributable to the equity holders of the Company:				
(expressed in US$ per share)				
Basic/Diluted earnings per share	0.79	0.85	2.44	2.39

7

BW LPG Limited Interim Financial Report (Unaudited) Q3 2024 and YTD September 2024 8 CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) 30 September 2024 31 December 2023 US$’000 US$’000 Intangible assets 848 1,242 Investment in joint venture 301 301 Equity financial assets, at fair value 29,092 - Derivative financial instruments 5,253 11,002 Other receivables 7,731 13,206 Finance lease receivables 5,004 - Deferred tax assets 6,922 6,855 Total other non-current assets 54,303 31,364 Vessels and dry docking 1,382,366 1,457,086 Right-of-use assets (vessels) 218,192 151,784 Other property, plant and equipment 218 277 Property, plant and equipment 1,600,776 1,609,147 Total non-current assets 1,655,929 1,641,753 Inventories 114,509 188,592 Trade and other receivables 261,560 315,238 Equity financial assets, at fair value 2,769 3,271 Derivative financial instruments 174,600 37,083 Finance lease receivables 8,150 2,684 Assets held-for-sale - 44,296 Cash and cash equivalents 313,497 287,545 Total current assets 875,085 878,709 Total assets 2,531,012 2,520,462 Share capital 287,253 1,400 Share premium - 285,853 Treasury shares (48,387) (56,438) Contributed surplus - 685,913 Other reserves 649,654 (56,494) Retained earnings 596,540 609,479 1,513,708 1,469,713 Non-controlling interests 123,600 116,447 Total shareholders’ equity 1,637,308 1,586,160 Borrowings 160,119 199,917 Lease liabilities 79,256 78,363 Derivative financial instruments - 679 Total non-current liabilities 239,375 278,959 Borrowings 207,310 212,432 Lease liabilities 155,518 79,476 Derivative financial instruments 102,091 90,214 Current income tax liabilities 19,958 8,121 Trade and other payables 169,452 265,100 Total current liabilities 654,329 655,343 Total liabilities 893,704 934,302 Total equity and liabilities 2,531,012 2,520,462

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company												
	Share capital US$'000	Share premium US$'000	Treasury shares US$'000	Contributed Surplus US$'000	Capital reserve US$'000	Hedging reserve US$'000	Share-based payment reserve US$'000	Currency translation reserve US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Non-controlling interests US$'000	Total equity US$'000
Balance at 1 January 2024	1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160
Profit after tax	-	-	-	-	-	-	-	-	-	323,429	323,429	31,709	355,138
Other comprehensive income/(loss) for the financial period	-	-	-	-	-	45,067	-	427	(1,070)	-	44,424	89	(554)
Total comprehensive income/(loss) for the financial period	**-**	**-**	**-**	**-**	**-**	**45,067**	**-**	**427**	**-**	**323,429**	**367,853**	**31,798**	**399,651**
Effects of re-domiciliation	285,853	(285,853)	-	(685,913)	685,913	-	-	-	-	-	-	-	-
Share-based payment reserve - Value of employee services	-	-	-	-	-	-	1,639	-	-	-	1,639	-	1,639
Share capital reduction of Subsidiary	-	-	-	-	-	-	-	-	-	-	-	(4,500)	(4,500)
Purchases of treasury shares	-	-	(100)	-	-	-	-	-	-	-	(100)	-	(100)
Transfer of treasury shares			1,091	-	-	-	-	-	-	-	1,091	-	1,091
Share options exercised	-	-	7,060	-	-	-	(3,342)	-	-	(3,143)	575	-	575
Dividend paid	-	-	-	-	-	-	-	-	-	(326,848)	(326,848)	(21,657)	(348,505)
Changes in interest in NCI	-	-	-	-	-	-	-	-	-	(215)	(215)	1,512	1,297
Tonnage tax	-	-	-	-	-	-	-	-	6,162	(6,162)	-	-	-
Total transactions with owners, recognised directly in equity	**-**	**-**	**8,051**	**-**	**-**	**-**	**(1,703)**	**-**	**6,162**	**(336,368)**	**(323,858)**	**(24,645)**	**(348,503)**
Balance at 30 September 2024	**287,253**	**-**	**(48,387)**	**-**	**649,654**	**17,525**	**2,202**	**846**	**8,075**	**596,540**	**1,513,708**	**123,600**	**1,637,308**

9

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity holders of the Company												
	Share capital US$'000	Share premium US$'000	Treasury shares US$'000	Contributed surplus US$'000	Capital reserve US$'000	Hedging reserve US$'000	Share-based payment reserve US$'000	Currency translation reserve US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Non-controlling interests US$'000	Total equity US$'000
Balance at 1 January 2023	1,419	289,812	(47,631)	685,913	(36,259)	24,777	2,141	(761)	325	556,996	1,476,732	119,858	1,596,590
Profit after tax	-	-	-	-	-	-	-	-	-	318,484	318,484	12,729	331,213
Other comprehensive (loss)/income for the financial period	-	-	-	-	-	(46,564)	-	349	-	-	(46,215)	62	(46,153)
Total comprehensive (loss)/income for the financial period	**-**	**-**	**-**	**-**	**-**	**(46,564)**	**-**	**349**	**-**	**318,484**	**272,269**	**12,791**	**285,060**
Share-based payment reserve - Value of employee services	-	-	-	-	-	-	3,036	-	-	-	3,036	-	3,036
Purchases of treasury shares	-	-	(23,698)	-	-	-	-	-	-	-	(23,698)	-	(23,698)
Share options exercised	-	-	1,467	-	-	-	(382)	-	1,833	(2,492)	426	-	426
Shares cancellation	(19)	(3,959)	12,215		-	-	-	-	-	(8,237)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	(300,591)	(300,591)	-	(300,591)
Others	-	-	-	-	-	-	-	-	320	-	320	-	320
Total transactions with owners, recognised directly in equity	**(19)**	**(3,959)**	**(10,016)**	**-**	**-**	**-**	**2,654**	**-**	**2,153**	**(311,320)**	**(320,507)**	**-**	**(320,507)**
Balance at 30 September 2023	**1,400**	**285,853**	**(57,647)**	**685,913**	**(36,259)**	**(21,787)**	**4,795**	**(412)**	**2,478**	**564,160**	**1,428,494**	**132,649**	**1,561,143**

10

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Q3 2024 US$'000	Q3 2023 US$'000	YTD September 2024 US$'000	YTD September 2023 US$'000
Cash flows from operating activities				
Profit before tax	**138,570**	122,426	**383,117**	332,458
Adjustments for:				
- amortisation of intangible assets	**212**	205	**631**	556
- depreciation charge	**49,184**	55,057	**144,701**	163,111
- gain on disposal of vessels	**-**	497	**(20,391)**	(42,702)
- fair value loss/(gain) from equity financial assets	**-**	-	**(1,326)**	-
- interest income	**(3,153)**	(2,897)	**(12,379)**	(7,665)
- interest expenses	**5,296**	7,604	**16,817**	22,510
- other finance expenses	**903**	393	**2,792**	1,260
- share-based payments	**567**	1,891	**1,639**	3,036
- finance lease income	**(235)**	(60)	**(432)**	(238)
- gain on derecognition of right-of-use assets	**-**	-	**-**	(319)
	191,344	185,116	**515,169**	472,007
Changes in working capital:				
- inventories	**(43,972)**	(52,167)	**74,083**	4,728
- trade and other receivables	**2,761**	(104,765)	**54,299**	(37,621)
- trade and other payables	**15,868**	41,130	**(89,163)**	(93,337)
- derivative financial instruments	**(64,500)**	38,997	**(81,988)**	102,122
- margin account held with broker	**(42,113)**	(29,735)	**51,973**	(94,557)
Total changes in working capital	**(131,956)**	(106,540)	**9,204**	(118,665)
Taxes paid	**(4,873)**	(1,487)	**(11,428)**	(2,512)
Net cash from operating activities	**54,515**	77,089	**512,945**	350,830
Cash flows from investing activities				
Deposit for vessel acquisition held in escrow	**(82,200)**	(1,753)	**(82,200)**	(77,743)
Additions in property, plant and equipment	**181**	(1,753)	**(1,640)**	(77,743)
Additions in intangible assets	**-**	(35)	**(237)**	(625)
Proceeds from sale of vessels	**-**	-	**65,337**	-
Purchase of equity financial assets	**-**	-	**(30,162)**	-
Proceeds from sale of asset held-for-sale	**-**	(497)	**-**	167,307
Repayment of finance lease receivables	**1,956**	1,970	**5,926**	5,852
Interest received	**3,388**	2,957	**12,811**	7,903
Sale of equity financial assets, at fair value	**-**	-	**2,343**	-
Net cash from investing activities	**(76,675)**	2,642	**(27,822)**	102,694

11

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (continued)

	Q3 2024 US$'000	Q3 2023 US$'000	YTD September 2024 US$'000	YTD September 2023 US$'000
Cash flows from financing activities				
Proceeds from borrowings	**16,988**	55,000	**34,064**	55,000
Repayments of bank borrowings	**(19,974)**	(126,586)	**(118,312)**	(156,598)
Payment of lease liabilities	**(25,858)**	(23,408)	**(74,151)**	(70,156)
Interest paid	**(5,811)**	(6,468)	**(17,759)**	(20,892)
Other finance expense paid	**(903)**	-	**(2,792)**	(809)
Purchase of treasury shares	**-**	(3,651)	**(100)**	(23,698)
Sale of treasury shares	**-**	-	**1,091**	-
Drawdown of trust receipts	**565,397**	286,717	**1,642,241**	742,743
Repayment of trust receipts	**(499,810)**	(216,213)	**(1,601,972)**	(709,570)
Dividend payment	**(76,709)**	(106,127)	**(326,848)**	(300,591)
Dividend payment to non-controlling interests	**(7,568)**	-	**(21,657)**	-
Contribution from non-controlling interests	**1,297**	-	**1,297**	-
Capital return to non-controlling interests	**-**	-	**(4,500)**	-
Net cash used in financing activities	**(52,951)**	(140,736)	**(489,398)**	(484,571)
Net (decrease)/increase in cash and cash equivalents	**(75,111)**	(61,005)	**(4,275)**	(31,047)
Cash and cash equivalents at beginning of the financial period	**232,873**	250,873	**162,037**	220,915
Cash and cash equivalents at end of the financial period	**157,762**	189,868	**157,762**	189,868

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	30 September 2024 US$'000	30 September 2023 US$'000
Cash and cash equivalents per consolidated balance sheet	**313,497**	299,661
Less: Deposit for vessel acquisition held in escrow	**(82,200)**	-
Less: Margin account held with broker	**(73,535)**	(109,793)
Cash and cash equivalents per consolidated statement of cash flows	**157,762**	189,868

12

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

9. Segment information

The executive management team ("EMT") is the Group's chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. Operating segment disclosures are consistent with the information reviewed by the Management.

Segment performance is presented below:

	Shipping US$'000	Product Services US$'000	Inter-segment elimination US$'000	Total US$'000
Q3 2024				
Revenue from spot voyages	167,961	-	-	167,961
Inter-segment revenue	18,818	-	(18,818)	-
Voyage expenses	(83,622)	-	-	(83,622)
Inter-segment expense	(10,111)	-	10,111	-
Net income from spot voyages	93,046	-	(8,707)	84,339
Revenue from time charter voyages	52,458	-	-	52,458
TCE income - Shipping [1]	**145,504**	-	**(8,707)**	**136,797**
Revenue from Product Services	-	584,602	-	584,602
Inter-segment revenue	-	10,111	(10,111)	-
Cost of cargo and delivery expenses	-	(495,581)	-	(495,581)
Inter-segment cost	-	(18,818)	18,818	-
Depreciation	-	(8,638)	-	(8,638)
Gross profit - Product Services [2]	-	**71,676**	**8,707**	**80,383**
Segment results	**145,504**	**71,676**	**-**	**217,180**
YTD September 2024				
Revenue from spot voyages	642,519	-	-	642,519
Inter-segment revenue	55,121	-	(55,121)	-
Voyage expenses	(309,934)	-	-	(309,934)
Inter-segment expense	(43,988)	-	43,988	-
Net income from spot voyages	343,718	-	(11,133)	332,585
Revenue from time charter voyages	136,348	-	-	136,348
Inter-segment revenue	562	-	(562)	-
TCE income - Shipping [1]	**480,628**	**-**	**(11,695)**	**468,933**
Revenue from Product Services	-	1,941,135	-	1,941,135
Inter-segment revenue	-	43,988	(43,988)	-
Cost of cargo and delivery expenses	-	(1,776,416)	-	(1,776,416)
Inter-segment cost	-	(55,683)	55,683	-
Depreciation	-	(23,589)	-	(23,589)
Gross profit - Product Services [2]	**-**	**129,435**	**11,695**	**141,130**
Segment results	**480,628**	**129,435**	**-**	**610,063**

[1] "TCE income" denotes "time charter equivalent income" which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2] Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services' leased in vessels.

13

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

9. Segment information (continued)

	Shipping US$'000	Product Services US$'000	Inter-segment elimination US$'000	Total US$'000
Q3 2023				
Revenue from spot voyages	263,884	-	-	263,884
Inter-segment revenue	62,406	-	(62,406)	-
Voyage expenses	(143,833)	-	-	(143,833)
Inter-segment expense	(31,917)	-	31,917	-
Net income from spot voyages	150,540	-	(30,489)	120,051
Revenue from time charter voyages	44,861	-	-	44,861
TCE income - Shipping [1]	**195,401**	**-**	**(30,489)**	**164,912**
Revenue from Product Services	-	404,710	-	404,710
Inter-segment revenue	-	31,917	(31,917)	-
Cost of cargo and delivery expenses	-	(342,712)	-	(342,712)
Inter-segment cost	-	(62,406)	62,406	-
Depreciation	-	(16,651)	-	(16,651)
Gross loss - Product Services [2]	**-**	**14,858**	**30,489**	**45,347**
Segment results	**195,401**	**14,858**	**-**	**210,259**
YTD September 2023				
Revenue from spot voyages	755,319	-	-	755,319
Inter-segment revenue	138,632	-	(138,632)	-
Voyage expenses	(388,982)	-	-	(388,982)
Inter-segment expense	(74,677)	-	74,677	-
Net income from spot voyages	430,292	-	(63,955)	(366,337)
Revenue from time charter voyages	132,475	-	-	132,475
TCE income - Shipping [1]	**562,767**	-	**(63,955)**	**498,812**
Revenue from Product Services	-	1,177,737	-	1,177,737
Inter-segment revenue	-	74,677	(74,677)	-
Cost of cargo and delivery expenses	-	(1,069,012)	-	(1,069,012)
Inter-segment cost	-	(138,632)	138,632	-
Depreciation	-	(50,930)	-	(50,930)
Gross (loss)/profit - Product Services [2]	**-**	**(6,160)**	**63,955**	**57,795**
Segment results	**562,767**	**(6,160)**	**-**	**556,607**

[1] "TCE income" denotes "time charter equivalent income" which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

[2] Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services' leased in vessels.

14

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

9. Segment information (continued)

Reconciliation of segment results:

	Q3 2024 US$'000	Q3 2023 US$'000	YTD September 2024 US$'000	YTD September 2023 US$'000
Total segment results for reportable segments	**217,180**	210,259	**610,063**	556,607
Vessel operating expenses	**(20,286)**	(19,968)	**(62,869)**	(64,528)
Time charter contracts (non-lease components)	**(4,925)**	(4,771)	**(14,589)**	(15,784)
General and administrative expenses	**(10,864)**	(10,801)	**(45,460)**	(32,877)
Charter hire expenses	**-**	(7,411)	**(2,214)**	(24,120)
Fair value (loss)/gain from equity financial asset	**-**	-	**1,326**	-
Finance lease income	**235**	60	**432**	238
Other operating income/(expense) - net	**(1,414)**	(101)	**949**	(2,838)
Depreciation - Shipping segment	**(40,547)**	(38,406)	**(121,112)**	(112,181)
Amortisation	**(212)**	(205)	**(631)**	(556)
Gain on disposal of vessels	**-**	(497)	**20,391**	42,702
Gain on derecognition of right-of-use assets (vessels)	**-**	-	**-**	319
Finance income/(expenses) – net	**(597)**	(5,733)	**(3,169)**	(14,524)
Income tax expense	**(18,105)**	(107)	**(27,979)**	(1,245)
Profit after tax	**120,465**	122,319	**355,138**	331,213

10. Investment in subsidiaries

Set out below are the summarised financial information for BW LPG India Pte. Ltd. ("BW India") and BW LPG Product Services Pte. Ltd ("BW Product Services"), which have non-controlling interest that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW India		BW Product Services	
	30 September 2024 US$'000	31 December 2023 US$'000	30 September 2024 US$'000	31 December 2023 US$'000
Assets				
Current assets	**26,505**	27,935	**470,996**	431,420
Includes				
Cash and cash equivalents	**19,252**	15,882	**125,190**	77,980
Non-current assets	**316,183**	347,933	**101,497**	75,727
Liabilities				
Current liabilities	**32,609**	33,901	**385,579**	402,789
Includes				
Borrowings	**27,663**	27,929	**215,972**	138,380
Non-current liabilities (Borrowings)	**93,120**	112,473	**59,065**	40,815
Net assets	**216,959**	229,494	**127,849**	63,543

15

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

10. Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW India		Product Services	
	Q3 2024 US$'000	Q3 2023 US$'000	Q3 2024 US$'000	Q3 2023 US$,000
TCE income – Shipping	32,880	32,276	-	-
Revenue from Product Services	-	-	565,087	436,627
Cost of cargo and delivery expenses	-	-	(484,773)	(405,118)
Vessel operating expense	(5,517)	(4,854)	-	-
Depreciation and amortisation	(8,823)	(9,270)	(8,664)	(16,651)
Finance expense	(2,242)	(1,472)	(498)	(1,493)
Other expenses – net	(4,299)	(814)	(12,630)	(1,687)
Net profit after tax	11,999	15,866	58,522	11,678
Other comprehensive loss (currency translation effects)	-	-	952	(115)
Total comprehensive income	11,999	15,866	59,474	11,563
Total comprehensive income allocated to non-controlling interests	5,712	7,552	10,111	1,734

	BW India		Product Services	
	YTD September 2024 US$'000	YTD September 2023 US$'000	YTD September 2024 US$'000	YTD September 2023 US$,000
TCE income – Shipping	92,914	84,237	-	-
Revenue from Product Services	-	-	1,955,497	1,252,414
Cost of cargo and delivery expenses	-	-	(1,802,473)	(1,207,644)
Vessel operating expense	(17,330)	(16,170)	-	-
Depreciation and amortisation	(26,862)	(25,314)	(23,667)	(50,930)
Finance (expense)/income - net	(7,306)	(6,887)	(402)	(3,563)
Other expenses – net	(7,553)	(3,916)	(33,688)	(6,286)
Net profit after tax	33,180	31,950	95,267	(16,009)
Other comprehensive (loss)/income (currency translation effects)	-	-	516	349
Total comprehensive income	33,863	31,950	95,783	(15,660)
Total comprehensive income allocated to non-controlling interests	16,119	15,208	15,679	(2,417)

16

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

APPENDIX - Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group's business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group's results and related trends, therefore increasing transparency and clarity of the Group's results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group's operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group's financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income - Shipping for the period ended 30 June 2024 is provided below.

	Q3 2024	Q3 2023	YTD September 2024	YTD September 2023
TCE income – Shipping (US$'000)	**145,504**	195,401	**480,628**	562,767
Calendar days (total)	**3,128**	3,164	**9,360**	9,812
TCE income – Shipping per calendar day (total) (US$)	**46,520**	61,760	**51,350**	57,350

17

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

APPENDIX - Non-IFRS financial measures (continued)

TCE income – Shipping per available day

The Group defines TCE income – Shipping per available day as TCE income – Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income – Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income – Shipping per available day to TCE income – Shipping for the period ended 30 September 2024 is provided below.

	Q3 2024	Q3 2023	**YTD September 2024**	YTD September 2023
TCE income – Shipping (US$'000)	**145,504**	195,401	**480,628**	562,767
Available days	**3,108**	3,096	**9,134**	9,569
TCE income – Shipping per available days (US$)	**46,820**	63,110	**52,090**	58,810

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group's strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

18

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2024 and YTD September 2024

APPENDIX - Non-IFRS financial measures (continued)

Adjusted free cash flow (continued)

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the periods ended 30 September 2024 and 2023 is provided below.

	Q3 2024 US$'000	Q3 2023 US$'000	YTD September 2024 US$'000	YTD September 2023 US$'000
Net cash from operating activities	**54,515**	77,089	**512,954**	350,830
Deposit for vessel acquisition held in escrow	**(82,200)**	-	**(82,200)**	-
Additions in property, plant and equipment	**181**	(1,753)	**(1,640)**	(77,743)
Additions in intangible assets	**-**	(35)	**(237)**	(625)
Proceeds from sale of vessels	**-**	(497)	**65,337**	167,307
Adjusted free cash flow	**(27,504)**	74,804	**494,205**	439,769

Return on capital employed (ROCE)

The Group defines return on capital employed ("ROCE") as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders' equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group's financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the periods ended 30 September 2024 and 2023 is provided below.

	Q3 2024	Q3 2023	YTD September 2024	YTD September 2023
Operating profit (US$'000)	**139,167**	128,159	**386,286**	346,982
Average of the total shareholders' equity (US$'000)(1)	**1,611,734**	1,578,867	**1,611,734**	1,578,867
Average of the total borrowings (US$'000)(1)	**389,889**	444,970	**389,889**	444,970
Average of the total lease liabilities (US$'000)(1)	**196,307**	217,216	**196,307**	217,216
Capital employed (US$'000)	**2,197,930**	2,241,052	**2,197,930**	2,241,052
ROCE	**6.3%**	5.7%	**17.6%**	15.5%
ROCE (annualised)	**25.3%**	22.9%	**23.4%**	20.6%

(1) Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

19